Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

1.	Why is American deciding to merge with US Airways?

Over the past few months, American conducted an objective and thorough review of scenarios for the future of American and determined that this combination delivers the most value for its stakeholders and the best outcome for its customers and people. As a combined airline – the new American will have an expanded network to even better match where customers want to fly and a greater ability to invest in its fleet, its people, modern technologies, and the products and services you value most.

2.	What will the new company be called and where will it be located?

The combined airline will retain the iconic American Airlines brand, one of the most recognized brands in the world, and will be headquartered in Dallas-Fort Worth, with a significant corporate and operational presence in Phoenix.

3.	Will you be keeping the new American Airlines look and logo?

Yes, the combined airline will retain the iconic American Airlines brand, one of the most recognized brands in the world, including the new look and logo revealed in January. At this time, American and US Airways will operate as separate companies and details of the rollout plan for the new American look will be available at a later date.

4.	What does this merger mean for customers?

As a combined airline, the new American will be equipped to offer its customers an expanded global network with more than 6,700 daily flights to 336 destinations in 56 countries. With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities. The new American is also expected to have enhanced ability to invest in renewing and refreshing its fleet, supplying modern technologies to its people and customers, and providing the products and services that will offer the most connected and comfortable travel experience in the industry.

5.	When will the merger be completed?

The transaction is expected to close in the third quarter of 2013, subject to customary approvals and closing conditions, and you can look to www.aa.com/arriving to keep up with the progress.

6.	What does this announcement mean for my AAdvantage Miles or Dividend Miles? Do I need to sign up on for both of these programs? Do I need to use all of my miles before the merger is completed or risk losing them? Can I combine them and use the total miles now?

Customers can and should continue to book, track and manage flight and travel plans on AA.com, and will continue earning AAdvantage® miles by flying with American and through oneworld and other eligible airline partners. At this time, each company will maintain its current loyalty programs (American Airlines – AAdvantage® and US Airways – Dividend Miles). Existing miles will be honored.

7.	What destinations does US Airways serve that American does not?

US Airways offers service to 48 domestic destinations and 14 international destinations not currently served by American including Amsterdam, Athens, and Munich.

8.	Will American continue to fly to my city?

The new American will offer optimal schedule options in existing hubs, providing more options than any other airline across the East Coast and Central U.S. regions. American will expand and further strengthen its network on the West Coast, and enhance its existing loyalty program benefits through more opportunities to earn and redeem miles across the combined network.

9.	Will American Eagle be merged with US Airways regional carriers?

Each of the regional carriers owned by the two airlines – AMR Corporation’s American Eagle and US Airways’ Piedmont and PSA – are expected to continue operating separately. And, although they will be operating separately, the company expects all regional carriers flying for the new American will eventually fly under the American Eagle name and livery.

10.	What are AMR’s plans for American Eagle?

Before revisiting the topic of divesting Eagle, the combined company must develop a unified view of its regional strategy. It is unlikely this will occur until after the transaction and integration process is complete.

11.	Will American Airlines remain part of the oneworld Alliance?

Yes. With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities.

12.	How will international service be affected by the merger?

American Airlines and US Airways combine two complementary networks, creating easier access to the best destinations throughout the U.S. and around the globe. With continued membership in the oneworld® Alliance, the new American’s customers will have access to an even greater range of destinations, airline choices, and mileage earning and redemption opportunities.

13.	What does the merger mean for the joint business relationship American has with British Airways, Iberia, Japan Airlines and Qantas?

American remains fully committed to its joint business agreements with British Airways and Iberia, Japan Airlines and Qantas. The new combined American Airlines will be a stronger airline with a broader route network bringing even greater benefits to the joint business relationships.

14.	What does this mean for my future travel reservations?

At this time, the airlines will operate as two separate carriers flying schedules as they do today. Customers will not see any changes to their existing travel reservations, and can and should continue to book, track and manage flight and travel plans on AA.com.

15.	Can I fly on American with my US Airways ticket or use my US Airways ticket on American?

At this time, American Airlines and US Airways remain independent airlines and all tickets will be honored as such. If a customer is flying on an American Airlines ticket, that ticket will be valid on American flights.

16.	Where will I be able to fly on American in the future that I can’t today?

The new American will provide increased choices and better options for customers. As a combined carrier, it will offer the most service across the East Coast and Central regions of the U.S., and offer a strengthened network on the West Coast. The combined airline will also bolster American’s industry-leading position in Latin America and offer expanded service for smaller markets around the world.

17.	Where can I find out more information about travel to and from my city?

For updated information about current destinations and the new American’s expanded global network, please visit www.aa.com/arriving.

18.	Will I still receive mileage credit for credit and debit card charges?

Yes, customers will continue to earn mileage credit.

19.	Can I continue to earn and redeem miles for travel awards with other oneworld partners?

Yes. Customers can continue to earn and redeem mileage for travel awards with American’s oneworld partners. Ultimately, customers will have continued options for travel and benefits both domestically and internationally through continued membership in the oneworld Alliance. In addition, customers will continue to earn and redeem miles for travel awards with American’s other eligible airline partners.

20.	Will I still be able to use my membership at the Admirals Club?

Yes, customers will still be able to enjoy all the benefits of American’s Admirals Club memberships and can continue accessing the nearly 40 lounges American offers worldwide. You can download your AAdvantage card on American’s mobile app, which will provide easy access for customers with Club memberships.

21.	Will American continue investing in fleet renewal efforts, technologies and other products as you have been doing?

Yes. Together, American Airlines and US Airways plan to create a premier global carrier with an expanded network to even better match where you want to fly with greater ability to invest its fleet, modern technologies, and the products and services you value most.

American will continue investing in the products and services its customers value, including offering Boeing 777-300ER service to London, taking delivery of its Airbus aircraft later this year, being the only airline to offer fully lie-flat First and Business Class seats on transcontinental routes, increasing connectivity across its fleet with Wi-Fi installations and refreshing its airports among other customer-focused benefits.

21.	Will American still offer Travel Agency and Corporate Sales incentives?

There will be no immediate impact to the incentives American offers for Travel Agencies and Corporate Sales accounts. At this time, American and US Airways will remain separate companies and each company will maintain its current Sales incentive programs.

American remains committed to providing a superior customer experience with a focus on delivering what its customers value most – the newest fleet with its upcoming aircraft deliveries, network strength in the important cities of the world and world-class products, service and technology.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.